1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 30, 2012

VIA EDGAR

Edward Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Trust” or “Registrant”)

File Nos. 033-12113, 811-05028

Dear Mr. Bartz:

In an April 12, 2012 telephone conversation, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 225 (“PEA 225”) to the Registrant’s registration statement under the Securities Act of 1933, as filed on February 29, 2012. PEA 225 was filed to register Class P shares of the PIMCO StocksPLUS® Long Duration Fund (the “Fund”), an existing series of the Registrant. Capitalized terms used below that are undefined have the same meaning as set forth in PEA 225. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Comment 1: Please disclose interest expense as a separate line item under Other Expenses in the fee table. Please delete footnotes 1 and 2 to the fee table as the footnotes are neither permitted nor required by Item 3 of Form N-1A.

Response: Pacific Investment Management Company LLC (“PIMCO”) has determined that the total Other Expenses, including interest expense, of the Fund is less than 0.01% of the average net assets of the Fund. Therefore, the Other Expenses line item and footnotes 1 and 2 are not applicable to the Fund at this time. Accordingly, the Other Expenses line item and the footnotes have been deleted.

Comment 2: Please disclose a credit quality policy for the Fund’s investments in Fixed Income Instruments in the “Principal Investment Strategies” section.

Response: The credit quality policy for the Fund’s investments in Fixed Income Instruments is disclosed in the “Principal Investment Strategies” section of the prospectus. The “Principal Investment Strategies” section states:

US  Austin  Boston  Charlotte  Hartford  Los  Angeles  New  York   Orange  County  Philadelphia  Princeton  San  Francisco  Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong  Kong

Edward Bartz April 30, 2012 Page 2

The Fund may invest up to 10% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Rating Services (“S&P”) or Fitch, Inc. (“Fitch”), or if unrated, determined by PIMCO to be of comparable quality.

Accordingly, the Registrant believes the current disclosure is sufficient.

Comment 3: The “Principal Risks” section discloses that Interest Risk is a principal risk of the Fund. The disclosure for Interest Risk references duration. Please disclose an example of how a 1% increase in interest rates would affect the price of a bond.

Response: Information comparable to that requested by the Staff is provided within the “Characteristics and Risks of Securities and Investment Techniques—Duration” section of the prospectus. A shorter stub explanation of duration is also provided within the “Principal Investment Strategies” section of the prospectus.1 The brief description of duration within the “Principal Investment Strategies,” coupled with the more complete description in the back section of the prospectus provides, in the Registrant’s view, sufficient explanation of duration and is consistent with the requirements of Form N-1A.

Comment 4: The “Tax Information” section discloses that shareholders may hold shares through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account. Please disclose that in the case of shares held through a tax-deferred arrangement, a shareholder may be subject to tax upon a withdrawal from such an account.

Response: The Registrant believes its current disclosure is consistent with the requirements of Item 7 of Form N-1A. As you know, Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.2 In consideration of the Staff’s comment, the Registrant has reviewed its current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred to a later date.

[1]

The brief description within the “Principal Investment Strategies” section states “[d]uration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.”

[2]

Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

Edward Bartz April 30, 2012 Page 3

Comment 5: The “Characteristics and Risks of Securities and Investment Techniques - Changes in Investment Objectives and Policies” section of the prospectus discloses that the investment objective of the Fund is non-fundamental and may be changed without shareholder approval. Please confirm whether the ability to change the investment objective is subject to a notice period. If so, please disclose the notice period.

Response: In the unlikely event that the Board of Trustees ever approves a change to the Fund’s investment objective, the Registrant would revise or supplement the Fund’s prospectus and file the same with the SEC prior to first use. The Fund would promptly deliver the supplemented prospectus (reflecting the new investment objective) to all existing shareholders to the extent such delivery is deemed necessary and appropriate. The Fund would also file an amended registration statement with the SEC to the extent doing so is deemed necessary and appropriate in light of the changes to the Fund’s investment objective.

*                         *                        *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 225 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC

Dino Capasso, Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

April 30, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 225 to the Registrant’s registration statement under the Securities Act of 1933, as filed on February 29, 2012 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow Vice President

cc:

Brendan C. Fox, Dechert LLP

Adam T. Teufel, Dechert LLP

J. Stephen King, Jr., Pacific Investment Management Company LLC

Dino Capasso, Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC